U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-37899

CUSIP Number: 78396V109

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  March 31, 2021

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended: __________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

SCWorx Corp.

Full Name of Registrant

Alliance MMA, Inc.

Former Name if Applicable

590 Madison Ave, 21st Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10022

City, State and Zip Code

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant was not able to complete the Form 10-Q within the prescribed time period because it has not yet been able to complete the review of its March 31, 2021 financial statements. The registrant undertakes the responsibility to file such Annual report no later than 5 calendar days after its original due date.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Christopher J. Kohler, CFO	844	472-9679
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☐    No ☒

The Company is currently finalizing its Form 10-K for the year ended December 31, 2020.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒    No ☐

For the three months ended March 31, 2021, the company estimates that it will incur (all numbers approximate) a loss from operations of $748,000, compared to a $1,150,000 loss from operations during the comparable period in 2020. The $400,000 decrease in loss from operations was due primarily to a to a decrease in salaries and contractor expense of approximately $488,000, partially offset by an increase in stock-based compensation (non-cash) of approximately $130,000. Because the company’s financial statements have not yet been finalized, these amounts are subject to change.

SCWorx Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	By:	/s/ Timothy Hannibal
		Name:	Timothy Hannibal
		Title:	President/COO

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